UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      June 2, 2006

Mr. Boris Zilbermints,
Chief Executive Officer
Chaparral Resources, Inc.
2 Gannett Drive, Suite 418
White Plains, NY 10604

      Re:	Chaparral Resources, Inc.
		Schedule 13E-3
      Filed May 1, 2006
		File No. 5-18426

		Schedule 14A
		Filed April 28, 2006
		File No. 0-07261

		Form 10-K for the fiscal year ended December 31, 2005
		Filed March 23, 2006
		File No. 000-07261

		Form 10-Q for the quarterly period ended March 31, 2006
		Filed May 11, 2006
		File No. 0-07261

Dear Mr. Zilbermints:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. It appears that Open Joint Stock Company "Oil Company LUKOIL" is an affiliate engaged in this going private transaction. Please tell us why this entity should not be included as a filing person on the
Schedule 13E-3. We remind you that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.

2. We note your disclosure throughout the filing that the merger and the adoption of the merger agreement are subject to the approval of the majority of the stockholders. Please revise to clarify that the transaction does not require the approval of a majority of the unaffiliated stockholders.

3. Since the filing parties are corporations, please provide information called for by Items 3, 5, 6, and 10 of Schedule 13E-3 for each of the executive officers and directors of such corporations. See General Instruction C to Schedule 13E-3.

4. You are reminded to consider the requirement to provide updated financial statements as set forth in Rule 3-12 of Regulation S-X.

5. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-
3(e)(1)(ii). Please revise the proxy statement to move the "Special
Factors" section to the beginning of the document.

Schedule 13e-3

Past Contacts, Transactions, Negotiations and Agreements

6. We note the cross-references you have provided in response to Items
1005(b) and (c) of Regulation M-A. Please ensure that the cross-referenced sections identify those initiating the contacts or negotiations. For example, we note your disclosure on page 15 in the
Schedule 14A regarding Nelson`s announcement of negotiations with LUKOIL; however, you do not disclose who initiated the contact that led to the negotiations.

7. To the extent not yet disclosed, please state the nature and approximate amounts of any material transactions between Chaparral and
Nelson and between Nelson and LUKOIL during the past two years, as required by Item 1005(a)(1) and (2) of Regulation M-A. Likewise, disclose any negotiations, transactions or material contacts, and the number thereof, during the past two years between the LUKOIL and Nelson concerning any of the transactions described in response to
Item 1005(b) of Regulation M-A.

Purposes, Alternatives, Reasons and Effects

8. The information you incorporate by reference does not address whether any alternative means were considered to accomplish the purpose of the 13E-3 transaction. Please disclose whether alternative means were considered, and if applicable, indicate why they were found to be inferior to the proposed transaction. If other such options were not considered, please disclose that and explain why not.

9. You are required to provide a reasonably detailed discussion of the benefits and detriments of the Rule 13e-3 transaction to the issuer, its affiliates, and unaffiliated security holders. See Instruction 2 to Item 1013 of Regulation M-A. It does not appear that you have provided the required discussion or cross-reference to a relevant section in the Schedule 14A. Also, note that to the extent practicable, the discussion should quantify the benefits and detriments.

Person/Assets, Retained, Employed, Compensated or Used

10. Disclose the material terms of your agreement with Georgeson
Shareholder Communications. See Schedule 14A, Item 4.a.3, Item 14 of
Schedule 13E-3, and Item 1009 of Regulation M-A.

Schedule 14A

Summary Term Sheet

Interest of Directors and Officers in the Merger, page 3

11. Please specifically identify those directors and officers that may have an interest in the merger. For example, we note that your chief executive officer has worked for LUKOIL Overseas Services Limited, an affiliate of LUKOIL Overseas Holding Ltd. since November 2002, and that two of your directors hold executive positions at LUKOIL Overseas
Holding Ltd.

Termination of the Merger Agreement

12. Define the phrase "superior proposal."

Appraisal Rights, page 5

13. Revise to state that dissenting stockholders must submit their demand for appraisal before the vote on the merger.



Parties to the Merger

Chaparral Resources, Inc., page 11

14. Please disclose that LUKOIL indirectly owns a 40% interest in the
Karakuduk Oil Field.


The Special Meeting, page 12

15. Please confirm, if true, that proxies will not be solicited via the Internet. In addition, be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule
14A.  Refer to Rule 14a-6(b) and (c).

Special Factors, page 15

16. Please note that each and every report, opinion, consultation, proposal or presentation, whether written or oral, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, under
Item 9
of Schedule 13E-3. Accordingly, each Item 9 report must be summarized in considerable detail in the proxy statement and any written materials must be filed as exhibits to the Schedule 13E-3. For instance, we note your reference to the Petrie Parkman "preliminary financial review" on the bottom of page 17 and the "preliminary reference value analysis" on page 19. Please revise the proxy statement accordingly and include the required documents as exhibits.

17. We note the assessment of the special committee, the board of directors, LUKOIL and NRL Acquisition as to the fairness of the 13e-3 transaction. Please revise to clarify that the assessment of fairness relates to all the unaffiliated stockholders.

18. Please expand your discussion of the following items:
* The concerns raised by Chaparral stockholders regarding the effects
of the amalgamation on Chaparral;
* The basis for the special committee`s determination that Baker
Botts
L.L.P. could adequately represent Chaparral, notwithstanding Baker Botts` prior and continuing representation of LUKOIL. In this regard, we note your statement on page 25 indicating that you deem Baker Botts` advice to be independent;
* The issues discussed by the special committee with its legal advisors upon receipt of the amalgamation agreement and the Material
Change Report for Nelson;
* The reasons, if known, for Chaparral not being deemed by LUKOIL
a
strategic element of the acquisition of Nelson;
* The special committee`s reasons for meeting LUKOIL`s
representatives
on January 19 and January 20, 2006;
* The other strategic options available to Chaparral considered by Petrie Parkman, as noted on page 18;
* The special committee`s discussions with Whittier Ventures,
L.L.C.
and Allen & Company Incorporated referenced on page 18; and
* The reasons for the special committee`s belief that LUKOIL`s
$5.50
per share proposal was not sufficiently attractive and that it could get a higher offer.

19. Identify the key members of your management and your subsidiaries` management that were replaced by employees of LUKOIL or its affiliate following the amalgamation.

20. We note that the special committee met frequently from its formation through the end of December. Please disclose the number of times or dates on which the special committee met. We note that the discussions focused in particular on whether Section 203 of the Delaware General Corporation Law or a stockholders rights plan would provide "additional protections to the stockholders." Please discuss what additional protections were contemplated.

21. Discuss Nelson`s reasons for refusing to provide Chaparral with the fairness opinion issued by BMO Nesbitt Burns. Please file as an exhibit a copy of the fairness opinion, as required by Item
1015(a) of
Regulation M-A.

22. Specify the date LUKOIL confirmed that it would not sell its
60%
ownership in Chaparral and state the reasons for LUKOIL`s decision.


23. We note that Mr. Movsumov sent an offer letter to the special committee proposing a highly complex transaction with "numerous conditions." Please disclose all the conditions set forth in the proposal.

24. If known, state the reasons for Whittier Ventures and Allen & Company`s refusal to execute the lock-up agreement with LUKOIL. Also, if known, state why Whittier Ventures and Allen & Company were willing to sell their shares in a separate, independent transaction.


Reasons for the Special Committee`s Determination; Fairness of the
Merger, page 22

25. Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor. We note that you provide cursory discussion of some of the factors upon which the fairness determination was based. Please revise. A listing of the factors considered by the filing person without a discussion of how the factor relates to the determination is inadequate. See In the Matter Meyers Parking System Inc., Securities
Exchange Act Rel. No. 26069 (September 12, 1988). This comment also applies to the section entitle "Position of Lukoil and NRL Acquisition as to Fairness."

26. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. To the extent the Board did not consider one or more of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, state that and explain why the factor(s) were not deemed material or relevant. For the reasons stated in the previous comment, your discussions of factors listed in Instruction 2 to Item 1014 appear to be insufficient. For example, conclusory statements, such as "the special committee did not consider liquidation a viable option" are insufficient. See Question and Answer Nos. 20 and 21 of Exchange Act Release No. 34-17719. This comment also applies to the section entitle "Position of Lukoil and
NRL Acquisition as to Fairness."

27. Please expand your disclosure regarding procedural fairness to address Item 1014(d) of Regulation M-A. This comment also applies to the section entitle "Position of Lukoil and NRL Acquisition as to Fairness." This comment also applies to the section entitle
"Position
of Lukoil and NRL Acquisition as to Fairness."

28. We note your disclosure on page 24 regarding negative factors concerning the merger. Please quantify to the extent practicable the detrimental effect of any such factors. See Item 1013(d), Instruction
2 of Regulation M-A.

29. We note that the board relied upon the discounted cash flow analysis for the purpose of establishing going concern value. If the board relied upon the analysis of the special committee with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, then it must expressly adopt the special committee`s conclusion and analyses.

30. We note that "[a]fter extensive discussion and deliberation and based on the factors described [], the special committee unanimously determined that the merger agreement, the merger and the transactions contemplated thereby were fair to and in the best interests of Chaparral and its stockholders." Please summarize the content of the discussions that led to the special committee`s decision.

31. We note your disclosure in your Form 10-K for the fiscal year ended December 31, 2005 regarding the anticipated completion in the fourth quarter of 2006 of a railroad rack to transport Karakuduk crude oil to the port of Aktau to discharge at oil terminals in the Caspian
Sea. We also note that you discovered that the original State reserves were underestimated by more than 20% and that therefore you expect drilling to continue for several years. Please disclose whether these facts were considered in the fairness determination.

32. We note your statement that "although the special committee considered our net book value and going concern value in determining the fairness of the merger to our unaffiliated stockholders, the special committee noted the following." We are unable to locate the discussion in your bulleted list on pages 22 and 23 of net book value and going concern value. Please advise.

Reasons for our Board of Directors Determination; Fairness of the Merger, page 25
33. We note your statement on the bottom of page 21 that the your board of directors "acting in part on the recommendation of the special committee, unanimously determined that the terms of the merger agreement and the proposed merger are fair to, and in the best interests, Chaparral and our stockholders." Please expand your disclosure in this section to explain in detail what factors, other than the special committee recommendation, the board considered.

Opinion of Financial Advisor to the Special Committee, page 26

34. Please expand your summary of the valuation report to include a more detailed summary of the procedures followed, assumptions made and limitations imposed. See Item 1015(b)(5) of Regulation M-A.
Provide a
summary of the instructions given to the advisor by the Board regarding the preparation of its report.

Selected Financial Projections, page 34

35. Please confirm that the projections discussed in this section constitute all of the financial forecasts that management provided and all projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

Presentations of LUKOIL`s Financial Advisors

36. We note that Aton Capital Limited conducted a limited valuation of the Chaparral. Please file a written draft of the valuation.

Merger Agreement, page 40

37. We note that the parties may agree to terminate the merger agreement at any time before the merger. Please revise to elaborate upon the conditions in which filing persons might consider not going through with the transaction.

Purpose and Structure of the Merger, page 35

38. Include a discussion of the effect of the Rule 13E-3 transaction on the affiliates` interest in the net book value and net earnings of
Chaparral in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A. Further, expand your disclosure to discuss the tax consequences to each filing person. See
Item 1013(d) of Regulation M-A.

LUKOIL and NRL Acquisition, page 35

39. Please disclose the reasons for undertaking the 13e-3 transaction at this time.

Common Stock Purchase Information, page 52

40. We note that you have not disclosed in this section the transaction involving LUKOIL and Nelson, a former affiliate.
Please
revise to provide the information required by Item 1005 of Regulation
M-A in regard to the transaction.

Form 10-K for the fiscal year ended December 31, 2005

Available Information

41. Please revise to reflect the current address of the Public
Reference Room at 100 F St., NW, Washington, DC 20549.

Crude Oil Sales, page E-4

42. Please quantify the revenues you generated from production in the
Karakuduk Field.

Properties, page E-9

43. We note that your reserve disclosure is based on a reserve study conducted by McDaniel and Associates Consultants Limited. Please file as an exhibit McDaniel`s consent to include disclosure derived from the study in your filing.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page E-13

Quantitative and Qualitative Disclosures about Market Risk, page
E-24

44. We note your disclosure on page E-22 regarding hedge losses you incurred in 2005 in connection with contracts for oil sales taken out as part of the hedging strategy connected with the BNP/KBC loan facility. It appears that a discussion regarding such hedging strategy would be appropriate in this section. Please revise or advise.
Changes in Internal Controls over Financial Reporting, page E-25

45. Please remove the statement that "[t]here have been no significant changes in internal controls over financial reporting or other factors subsequent to December 31, 2005." Please note that Item 308(c) of Regulation M-A requires disclosure of changes that occurred during the last fiscal quarter.

Certain Relationships and Related Transactions, page E-32

46. Please disclose whether terms of your arrangements with Nelson were equivalent to terms of similar transactions with unaffiliated parties. Make similar revisions in your Form 10-Q for the quarterly period ended March 31, 2006.

Exhibits, page E-34

47. Please file as an exhibit the consent of Ernst & Young
Kazakhstan
LLP whose report you have incorporated in the filing.

Certifications

48. Please revise your certifications to conform to Item
601(b)(31) of
Regulation M-A.


       **************

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, Michael Pressman at (202) 551-3345 with any questions.


Sincerely,



Tangela Richter
							Branch Chief



cc:	R. Joel Swanson
      Baker Botts L.L.P.
      713-229-7730
Mr. Boris Zilbermints
Chaparral Resources, Inc.
June 2, 2006
Page 10